SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: November 14, 2022

List of materials

Documents attached hereto:

i) Translation of the Share Buyback Report for the period from October 1, 2022 to October 31, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on November 14, 2022

[This is a translation of the Share Buyback Report for the period from October 1, 2022 to October 31, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on November 14, 2022]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of October 31, 2022)
	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 10, 2022 (Period of Repurchase: May 11, 2022 to May 10, 2023）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) October 3 October 4 October 5 October 6 October 7 October 11	1,007,400 553,600 374,100 367,500 336,000 170,300	9,457,753,700 5,399,047,700 3,660,511,300 3,661,307,200 3,325,012,800 1,619,057,200
Total	―	2,808,900	27,122,689,900
Total number of shares repurchased as of the end of the reporting month	6,733,500		69,999,764,800
Progress of the repurchase (%)	26.93		35.00
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on May 10, 2022 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of October 31, 2022)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) October 4 October 5 October 7 October 13 October 14 October 17 October 19 October 20 October 26	400 200 500 1,000 300 1,700 300 500 1,000	3,298,348 1,649,174 4,122,935 8,245,870 2,473,761 14,017,979 2,473,761 4,122,935 8,245,870
Total	―	5,900	48,650,633
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	October 12	80	659,670
Total	―	80	659,670
Total amount	5,980		49,310,303
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury
(as of October 31, 2022)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	25,596,059

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